                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G
                               (Amendment No.1)*


                   Under the Securities Exchange Act of 1934



                              Quokka Sports, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                 Commom Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  749077 103
                        ------------------------------
                                 (CUSIP Number)

                               February 14, 2001
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [_] Rule 13d-1(c)

     [X] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 7 pages
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  CUSIP NO.749077 10 3                                        Page 2 of 7 Pages
           -----------


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1.   SS or I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS


      Trinity Ventures V.L.P.             94-3326136
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2.                                                             (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

      California, United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          2,806,786
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                          2,806,786
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      2,806,786
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
10.
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.

      4.46%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
12.
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 2 of 7 pages
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  CUSIP NO.749077 10 3                                       Page 3 of 7 Pages
           -----------


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1.   SS or I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS


      Trinity V Side-By-Side Fund, L.P.        94-3241474
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2.                                                             (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

      California, United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          163,247
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                          163,247
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      163,247
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
10.
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.

      0.26%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
12.
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 3 of 7 pages
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Item 1.

(a)       Name of Issuer:    Quokka Sports, Inc.("Issuer")

(b)       Address of Issuer's Principal Executive Offices:

               525 Brannan Street
               Ground Floor
               San Francisco, CA 94107

Item 2.

(a)       Name of Person Filing:
               Trinity Ventures on behalf of
               Trinity Ventures V, L.P. ("Trinity V") and
               Trinity V Side-By-Side Fund, L.P.("Trinity V SBS")

(b)       Address of Principal Business Office:

               Trinity Ventures
               3000 Sand Hill Road
               Building 4, Suite 160
               Menlo Park, CA 94025

(c)       Citizenship/Place of Organization:

               Trinity Ventures - California
               Trinity V        - California
               Trinity V SBS    - California

(d)       Title of Class of Securities:  Common Stock

(e)       CUSIP Number:      749077 10 3

Item 3.

          Not applicable.

                               Page 4 of 7 pages
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Item 4 Ownership.

--------------------------------------------------------------------------------
                                               Trinity V     Trinity V SBS
--------------------------------------------------------------------------------
(a)       Beneficial Ownership                 2,806,786         163,247
--------------------------------------------------------------------------------
(b)       Percentage of Class                    4.46%            0.26%
--------------------------------------------------------------------------------
(c)(i)    Sole Voting Power                    2,806,786         163,247
--------------------------------------------------------------------------------
  (ii)    Shared Voting Power                     -0-              -0-
--------------------------------------------------------------------------------
  (iii)   Sole Dispositive Power               2,806,786         163,247
--------------------------------------------------------------------------------
  (iv)    Shared Dispositive Power                -0-              -0-
--------------------------------------------------------------------------------


Item 5.  Ownership of Five Percent or Less of a Class


If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five
percent of class of securities, check the following:   [X]


Item 6.  Ownership of More than Five Percent on Behalf of Another Person

Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.


Item 8.  Identification and Classification of Members of the Group

No reporting person is a member of a group as defined in Section 240.13d-1(b)(1)(ii)(H) of the Act.


Item 9.  Notice of Dissolution of Group

Not applicable.


EXHIBIT(S):

A:       Joint Filing Statement

                               Page 5 of 7 pages
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Item 10.  Certification

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  January 29, 2001

Trinity Ventures V, L.P.

By:    Trinity TVL Partners V, L.P.
       its General Partner


By:    /s/ Kathleen A. Murphy
   -----------------------------------
       Managing Member



Trinity V Side-by-Side Fund, L.P.

By:    Trinity TVL Partners V, L.P.
       its General Partner


By:    /s/ Kathleen A. Murphy
   ------------------------------------
       Managing Member


                              Pages 6 of 7 pages
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                                   Exhibit A

     We, the undersigned, hereby express our agreement that the attached
Schedule 13G is filed on behalf of us.


Date:  January 29, 2001

Trinity Ventures V, L.P.

By:     Trinity TVL Partners V, L.P.
        its General Partner


By:     /s/ Kathleen A. Murphy
   ------------------------------------
        Managing Member



Trinity V Side-by-Side Fund, L.P.

By:     Trinity TVL Partners V, L.P.
        its General Partner


By:     /s/ Kathleen A. Murphy
   ------------------------------------
        Managing Member

                               Page 7 of 7 pages